UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13545 (Prologis, Inc.)

Commission File Number 001-14245 (Prologis, L.P.)

PROLOGIS, INC.

PROLOGIS, L.P.

(Exact name of registrant as specified in its charter)

Pier 1, Bay 1, San Francisco, California 94111

(415) 394-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.000% Notes due 2018

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

1.375% Notes due 2020

1.375% Notes due 2021

3.000% Notes due 2022

3.375% Notes due 2024

3.000% Notes due 2026

2.250% Notes due 2029

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Prologis, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROLOGIS, L.P.

		By:	Prologis, Inc., its general partner

Date:	November 6, 2017	By:	/s/ Deborah K. Briones
		Name:	Deborah K. Briones
		Title:	SVP, Associate General Counsel